Exhibit 99.182

July 16, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NEXTECH AR SOLUTIONS CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	July 24, 2020
Record Date for Voting (if applicable) :	July 24, 2020
Beneficial Ownership Determination Date :	July 24, 2020
Meeting Date :	August 27, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	65343B104	CA65343B1040

Sincerely,

Computershare

Agent for NEXTECH AR SOLUTIONS CORP